CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

Jon C. Avina

+1 650 843 5307

javina@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

February 15, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted December 21, 2018

CIK No. 0001585521

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 7, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1, confidentially submitted on December 21, 2018. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Draft Registration Statement on Form S-1 submitted December 21, 2018

Prospectus Summary, page 3

1.

You state that as of January 31, 2019, a [currently blank]% of your customers in the past 12 months with more than $[currently blank] of annual recurring revenue (ARR) started with at least one free host prior to subscribing. Please tell us why you are providing this information for only a subset of your customer base (i.e., those customers with more than a certain dollar amount of ARR) and how this information is useful to investors. Also, revise to disclose how you calculate ARR.

In response to the Staff’s comment, the Company supplementally advises the Staff that this information is intended to illustrate the impact of the Company’s free service model to drive future revenue. The Company has successfully used its freemium model to drive viral adoption of its platform in customers of all sizes. The Company has revised the disclosure on pages 4, 56 and 74 of the Registration Statement to disclose the manner in which the Company calculates ARR.

2.

Please provide appropriate context regarding your disclosure on page 54 that you have “millions of happy users.” Include a definition of user in the prospectus summary where the term is first used. Explain the time period in which the number of users was counted and explain how you calculated the number. To the extent material, disclose how the number of users compares with the total number of hosts and customers.

In response to the Staff’s comment, the Company has removed the disclosure regarding “millions of happy users” on page 55 and added a definition of user on pages 3, 56 and 73 of the Registration Statement.

The Offering, page 11

3.

Please tell us why the number of shares outstanding after the offering excludes the Class A common stock that will be issuable upon conversion of the convertible promissory notes. In this regard, we note that such notes will automatically convert into common stock upon the IPO if not previously converted.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

In response to the Staff’s comment, the Company supplementally advises the Staff that the number of shares of Class A common stock issuable upon conversion of the convertible promissory notes will not be calculable until a preliminary price range is determined. Once the preliminary price range is determined, the Company intends to include the number of shares of Class A common stock issuable upon conversion of the convertible promissory notes in the number of shares of common stock outstanding after the offering.

Risk Factors

Risks Related to Our Business and Our Industry

We are subject to governmental export and import controls..., page 29

4.

You state that you may have allowed access to your platform and associated products and software to some customers in apparent violation of U.S. economic sanctions and export control laws. Iran, North Korea and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Sudan also is designated as a state sponsor of terrorism, is subject to U.S. export controls and, until recently, was subject to U.S. economic sanctions. You do not include disclosure about contacts with those countries. Please tell us whether your apparent violation of U.S. economic sanction laws relates to Iran, North Korea, Sudan and/or Syria. If so, please describe to us the nature and extent of your past, current and anticipated contacts with those countries, including with their governments, whether through resellers, strategic partners, customers or other direct or indirect arrangements.

[***]

Market and Industry Data, page 46

5.

Please revise to clarify that you commissioned the 2017 study by Forbes Insights, which you reference on page 74. Additionally, file a consent from Forbes Insights as an exhibit to the registration statement pursuant to Securities Act Rule 436.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Registration Statement to clarify that the Company commissioned the 2017 study by Forbes Insights.

The Company respectfully advises the Staff that Forbes Insights referenced in the Registration Statement is not an “expert” within the meaning of Rule 436 of the Securities Act, and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that Forbes Insights is a

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

research firm affiliated with Forbes Media and primarily collects and aggregates survey and statistical data, and the related information contained in the Registration Statement reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Forbes Insights is not amongst the enumerated professions under Section 7 of the Securities Act, nor is Forbes Insights within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, the Company believes that Forbes Insights should not be considered an “expert” within the meaning of U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the Company respectfully advises the Staff that the data was prepared by Forbes Insights for the Company for customer marketing and research purposes, not as a report for purposes of the Registration Statement. The study by Forbes Insights was not intended as an industry report to be used in or incorporated into the Registration Statement but rather to make an assessment of the communications marketplace. The Company uses this data primarily as part of its customer marketing and direct sales process. As such, the data provided by Forbes Insights was not prepared specifically in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement.

As a result of the foregoing, the Company respectfully submits that a consent from Forbes Insights is not required to be filed as an exhibit to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 54

6.

You disclose that your average customer Net Promoter Score (NPS) was over 70 in 2018. Please revise to provide context for this statement, including a brief explanation of this measure and its scoring system.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement to provide a brief explanation of this measure.

Key Factors Affecting Our Performance, page 55

7.

You state that your business depends on your ability to attract new customers, retain and upsell existing customers and upgrade free hosts. Please tell us whether any metrics are used to monitor the extent to which you acquire new customers, retain or upsell existing customers and convert free hosts to paid hosts. If so, include a quantified discussion of such metrics for each period presented and describe how each is calculated. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

In response to the Staff’s comment, the Company supplementally advises the Staff that it monitors certain key metrics in gauging the growth of the business. The Company further advises the Staff that it has provided a quantified discussion of such metrics for each period and described how each is calculated on page 58 of the Registration Statement.

Our Go-to-Market Model, page 55

8.

Please tell us the percentage of revenue generated from your large enterprise accounts for each period presented. To the extent such customers did not comprise a material portion of your current or historical revenues, revise to also disclose the number of non-enterprise customers or total number of customers for each period presented. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as of the fiscal years ended January 31, 2017 and 2018, customers with greater than $100,000 ARR accounted for 25% and 27% of total ARR, respectively. As disclosed on page 58 of the Registration Statement, the Company includes the number of customers with greater than $100,000 ARR as one of its key metrics because, among other things, it is a measure of the Company’s ability to attract larger organizations. The Company believes that, based on the ARR from these customers, they represent a material portion of the Company’s revenue.

Results of Operations

Comparison of the Fiscal Years Ended January 31, 2017 and 2018

Revenue, page 59

9.

You disclose that the increase in revenue was primarily attributable to the addition of new customers, an increase in users and sales of additional services to existing customers. Please revise to quantify the relative contribution of each of these factors. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement to provide further detail with respect to the factors that contributed to the increase in the Company’s revenue during this period.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 70

10.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2019 including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company is in the process of evaluating the estimates of the underlying common stock used in the determination of stock-based compensation for equity awards granted in fiscal 2019 in connection with the completion of the Company’s fiscal 2019 financial statements. The Company will supplementally provide the Staff with the requested information when the Company’s fiscal 2019 financial statements are complete and audited.

Business, page 72

11.

Please describe any cancellation provisions included in your contracts and tell us whether your customers are required to pay penalties for early cancellation. Also, revise to disclose the average term for your multi-year contracts.

In response to the Staff’s comment, the Company has revised its disclosures on page 77 of the Registration Statement to describe the cancellation provisions of the Company’s contracts and the average term of the Company’s multi-year contracts.

Our Platform, page 75

12.

You state that Bayada Home Health Care averages 2,000 Zoom meetings a week while it averaged under 100 meetings a week using several applications for video conferencing prior to Zoom. Please provide additional context by disclosing the time period during which you counted these meetings by Bayada. Further, disclose how the 2,000 Zoom meetings a week compares to the average of the Zoom meetings held per week for all of your customers and/or hosts.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Bayada example was intended to be illustrative of how quickly a customer can scale its usage of video conferences with Zoom, and it is not necessarily representative of the number of meetings held by all customers because of the wide range in the size of our customers. However, Bayada’s growth in Zoom meetings is consistent with the trend shown by customers that are similar in size to Bayada and contribute similar monthly recurring revenue. In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement to provide the time period during which Bayada experienced this growth in Zoom meetings.

Our Competitive Strengths, page 76

13.

Tell us how your dollar-based net retention rate is used in monitoring the success of your user adoption model. Also, revise to describe how such rate is calculated and provide such information for all periods presented.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 57 of the Registration Statement to describe how the net dollar expansion rate is calculated as well as to discuss user adoption.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

Management, page 84

14.

We note that several of your directors, including Carl Eschenbach and Santiago Subotovsky, have affiliations with your major stockholders. Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company’s board. We note the reference to a voting agreement in the Investors’ Rights Agreement which you submitted as an exhibit. Refer to Item 401(a) of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on page 89 of the Registration Statement to describe the arrangements pursuant to which the Company’s directors were elected to serve on the Company’s board of directors.

Certain Relationships and Related Party Transactions

Transactions with Veeva Systems Inc., page 101

15.

You disclose that you have entered into a service agreement with Veeva Systems Inc., recognized revenues of $1.4 million from services provided to Veeva during the fiscal year ended January 31, 2018 and that one of your directors is Veeva’s CEO. Please tell us whether you intend to file your service agreement with Veeva. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that, while Peter Gassner is a member of the Company’s board of directors and the chief executive officer of Veeva Systems, Inc. (“Veeva”), the service agreement between the Company and Veeva was entered into by the Company in the ordinary course of business, and Mr. Gassner was not a party to the agreement. As such, the Company does not believe that the service agreement with Veeva is required to be filed as a material contract pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Capital Stock, page 106

16.

Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law or under your amended and restated certificate of incorporation.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 109 - 111 of the Registration Statement to provide a more detailed description of the material voting rights of the Class A common stockholders.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0001

U.S. Securities and Exchange Commission

February 15, 2019

General

17.

We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s Comment, the Company will supplementally provide the Staff with copies of any proposed graphical materials and artwork that it intends to use.

18.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

In response to the Staff’s Comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications. To the extent that additional materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies of such additional material to the Staff.

*                *                 *

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.

Kelly Steckelberg, Zoom Video Communications, Inc.

Aparna Bawa, Zoom Video Communications, Inc.

Calise Y. Cheng, Cooley LLP

Bradley M. Libuit, Cooley LLP

Alex K. Kassai, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.